

January 17, 2014

Via E-mail
Frank J. Monteiro
Chief Financial Officer and Secretary
Platform Specialty Products Corporation
5200 Blue Lagoon Drive, Suite 855
Miami, FL 33126

> **Re: Platform Specialty Products Corporation**
> **Amendment No.2 to Registration Statement on Form S-4**
> **Filed January 15, 2014**
> **File No.333-192778**

Dear Mr. Monteiro:

We have reviewed your amended registration statement and have the following comments.

Executive Compensation, page 97

Summary Compensation Table, page 97

1.   We note your revised disclosure in response to comment one in our letter dated January 13, 2014. We also note that on page 96 you continue to identify Mr. Cordani as an executive officer of the company. Supplementally please tell us why you no longer include Mr. Cordani's compensation in the summary compensation table. If a named executive officer served as an executive officer of the company during any part of fiscal year 2013, disclosure of his executive compensation would be required in accordance with item 402(m)(3) of Regulation S-K. Please advise, or to the extent necessary, please revise your disclosure accordingly.

2.   We note revised footnote (2) disclosure regarding the market value of Class C share awards. As it appears that the discussion regarding valuation of the Class C shares is covered in Note 7, page F-82 to MacDermid's financial statements, please consider splitting the accounting discussion regarding the valuation of the Class C shares under a separate footnote.

<u>Beneficial Ownership, page 107</u>

3.   Refer to your revised disclosure in footnote (7). With a view towards disclosure, please explain to us how Messrs. Leever and Monteiro have expressed their irrevocable agreement to make a stock election in connection with the 401(k) Exchange, and the circumstances pursuant to which their agreement was solicited. To the extent that Messrs. Leever and Monteiro entered into a written agreement related to this matter, please file these instruments as exhibits with your next amendment. We may have further comments following review of your response.

        You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Lisa Etheredge, Staff Accountant, at 202-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        for Pamela Long
                                        Assistant Director

cc: <u>Via E-mail</u>
        Kara MacCullough, Esq.
        Grant J. Levine, Esq.
        Greenberg Traurig, P.A.